Exhibit 99.1

Algoma Steel Installs First Structural Columns for Electric Arc Steel Shop

February 16, 2023

Ontario Premier Ford Commemorates Project Milestone

SAULT STE. MARIE, Ontario, Feb. 16, 2023 (GLOBE NEWSWIRE) — Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, announced today that the Company installed the first structural steel columns this week at its electric arc steelmaking facility (‘EAF’) in Sault Ste. Marie, Ontario Canada and Ontario Premier Doug Ford visited the site to commemorate the project milestone.

Algoma’s EAF project is the largest industrial-scale carbon reduction project in Canada, supported by the Ontario government through its commitment to critical energy infrastructure, and by the Government of Canada.

Algoma Steel partnered with Hamilton, ON-based Walters Group Inc. in fabricating and erecting the main EAF building and ancillary structures, which include leading technology to reduce sound and emissions. Walters is using Algoma’s steel plate products in the fabrication of the heavy structural components, and working with local industrial contractor, SIS Manufacturing Inc., for the fabrication of these key elements. Onsite assembly of the building structure is targeted for completion within the year.

Algoma Chief Executive Officer, Michael D. Garcia commented on the significant milestone, “Given the significance of Algoma’s transition to Ontario’s carbon reduction goals, we were excited to celebrate this important milestone with Premier Ford today. We are making incredible progress on the EAF project, which remains on time and on budget, and most importantly, the team is working safely. The level of excitement in the community and among our workforce is remarkable as we look to a greener future with an expected 70% reduction in greenhouse gas emissions. When paired with Ontario’s low-carbon power grid, we expect this transition will position Algoma as one of the leading producers of green steel in North America.”

Completion of the CDN $703 million (budget) EAF project is on track for mid-2024.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding Algoma’s transition to electric arc steelmaking, progress and expected timing for completing the EAF transformation, its future as a leading producer of green steel, and Algoma’s modernization of its plate mill facilities, transformation journey, ability to deliver greater value, ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should consider the risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Algoma’s Annual Report on Form 20-F, filed by Algoma with the Ontario Securities Commission (the “OSC”) (available under the company’s SEDAR profile at www.sedar.com) and with the Securities and Exchange Commission (the “SEC”) (available at www.sec.gov), as well as in Algoma’s current reports with the OSC and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

For more information, please contact:

Brenda Stenta

Manager Communications and Branding

Algoma Steel Inc.

Phone: 705.945.2209

Email: communications@algoma.com